Exhibit 99.2

Smartphone users Point your camera here and vote without entering a control number V1.1 Your Vote Counts! ADC THERAPEUTICS SA 2023 Annual General Meeting Vote by June 8, 2023 at 11:59 p.m. EDT / June 9, 2023 at 5:59 a.m. CEST For complete information and to vote, visit www.ProxyVote.com Control # V17582 - P92844 You invested in ADC THERAPEUTICS SA and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 14, 2023. Get informed before you vote View the Notice and Invitation to the Annual General Meeting online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 31, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1 - 800 - 579 - 1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

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THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

ADC THERAPEUTICS SA

2023 Annual General Meeting
Vote by June 8, 2023 at 11:59 p.m. EDT

	Voting Items	Board Recommends
1.	2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors' Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2022 be approved, and that the Auditors' Reports be acknowledged.	For
2.	Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022.	For
3.	Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account.	For
4.	Re-election of the Chair; election and re-election of the Members of the Board of Directors	
4a.	Re-election of Ron Squarer (as Chair and member of the Board)	For
4b.	Re-election of Jean-Pierre Bizzari (as member of the Board)	For
4c.	Re-election of Peter Hug (as member of the Board)	For
4d.	Re-election of Ameet Mallik (as member of the Board)	For
4e.	Re-election of Viviane Monges (as member of the Board)	For
4f.	Re-election of Thomas Pfisterer (as member of the Board)	For
4g.	Re-election of Tyrell Rivers (as member of the Board)	For
4h.	Re-election of Victor Sandor (as member of the Board)	For
4i.	Election of Robert Azelby (as member of the Board)	For
5.	Election and re-election of the members of the Compensation Committee	
5a.	Re-election of Peter Hug	For
5b.	Election of Victor Sandor	For
5c.	Election of Robert Azelby	For
6.	Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting.	For
7.	Re-election of the Statutory Auditor The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company's statutory auditor for the financial year 2023.	For
8.	Approval of the Compensation of the Board of Directors and the Executive Committee	
8a.	Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 2,500,000 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting.	For
8b.	Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,500,000 for the financial year 2024.	For
8c.	Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 11,000,000 for the current financial year 2023.	For
9.	Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our Articles of Association by a new Article 4a (Capital Range).	For
10.	Amendment to the Articles of Association: Board Size The Board of Directors proposes to amend Article 15 (Number of Directors) of our Articles of Association such as to reduce the maximum size of the Board of Directors from 12 to 9 members.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

V17583-P92844

ADC THERAPEUTICS

VOTE

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Online

Go to **www.envisionreports.com/ADCT** or scan the QR code — login details are located in the shaded bar below.

Electronic voting instructions, voting instructions via proxy cards must be received by Computershare no later than June 8, 2023 at 11:59 p.m. EDT / June 9, 2023 at 5:59 a.m. CEST.

ADC Therapeutics SA Shareholder Meeting Notice

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Important Notice Regarding the Availability of Proxy Materials for the ADC Therapeutics SA Shareholder Meeting to be Held on Wednesday, June 14, 2023 at 4:00 a.m. EDT / 10:00 a.m. CEST

You are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Annual Report for the financial year 2022 (including the 2022 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors' Reports) is available electronically to the shareholders as from the date of the Notice on the Company's website at:

https://ir.adctherapeutics.com/sec-filings/annualreports-and-proxies/default.aspx

The Annual Report will be mailed on request free of charge to a shareholder.

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.envisionreports.com/ADCT.**
Step 2: Click on **Cast Your Vote or Request Materials.**
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before May 31, 2023 to facilitate timely delivery.

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Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.envisionreports.com/ADCT. Click Cast Your Vote or Request Materials. — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials ADC Therapeutics SA” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by May 31, 2023. ADC Therapeutics SA’s Annual General Meeting of Shareholders will be held on Wednesday, June 14, 2023, at the headquarter of ADC Therapeutics SA, Biopôle, Route de la Corniche 3B, 1066 Epalinges, Switzerland, at 4:00 a.m. EDT / 10:00 a.m. CEST Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommends a vote FOR Proposals 1 - 10: 1. 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2022 be approved, and that the Auditors’ Reports be acknowledged. 2. Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022. 3. Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account 4. Re - election of the Chairman; election and re - election of the Members of the Board of Directors a. Re - election of Ron Squarer (as Chair and member of the Board) b. Re - election of Jean - Pierre Bizzari (as member of the Board) c. Re - election of Peter Hug (as member of the Board) d. Re - election of Ameet Mallik (as member of the Board) e. Re - election of Viviane Monges (as member of the Board) f. Re - election of Thomas Pfisterer (as member of the Board) g. Re - election of Tyrell Rivers (as member of the Board) h. Re - election of Victor Sandor (as member of the Board) i. Election of Robert Azelby (as member of the Board) 5. Election and re - election of the members of the Compensation Committee a. Re - election of Peter Hug b. Election of Victor Sandor c. Election of Robert Azelby 6. Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting. 7. Re - election of the Statutory Auditor The Board of Directors proposes to re - elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023. 8. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 2,500,000 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 3,500,000 for the financial year 2024. c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 11,000,000 for the current financial year 2023. 9. Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our Articles of Association by a new Article 4a (Capital Range). 10. Amendment to the Articles of Association: Board Size The Board of Directors proposes to amend Article 15 (Number of Directors) of our Articles of Association such as to reduce the maximum size of the Board of Directors from 12 to 9 members. PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you. ADC Therapeutics SA Shareholder Meeting Notice